February 5, 2007



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	Cowen Group Inc.
	As of December 31, 2006

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 2006 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:dlv
Enclosures

cc:	Office of the Corporate Secretary
	Cowen Group, Inc.
	1221 Avenue of the Americas
	New York, NY 10020

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.       )*


	Cowen Group Inc.

	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	223621103
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 223621103                              13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                  (A) ______
                                  (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             	5   SOLE VOTING POWER
         SHARES                            889,755
      BENEFICIALLY          	6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2006    	7  SOLE DISPOSITIVE POWER
        BY EACH                           889,755
       REPORTING               	8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             889,755

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
                            [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.93%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                  *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________
                                            Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	Cowen Group Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	1221 Avenue of the Americas
		New York, NY 10020


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

          	223621103


Item 3    	Type of Reporting Person:

		(e) Investment  Adviser  registered under Section
		203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of December 31, 2006

         (a)  	Amount Beneficially Owned:

              	889,755 shares of common stock beneficially owned including:

                                                   No. of Shares
             	 Eagle Asset Management, Inc.         889,755

          (b)  	Percent of Class:                     5.93%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)            	(ii)         (iii)	    (iv)
              	                             Deemed         Deemed
              	Deemed         Deemed  	     to have 	    to have
              	to have        to have       Sole Power     Shared Power
              	Sole Power     Shared Power  to Dispose     to Dispose
              	to Vote or     to Vote or    or to          or to
              	to Direct      to Direct     Direct the     Direct the
              	to Vote        to Vote       Disposition    Disposition

Eagle Asset     889,755        ----          889,755        ----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                          (___)

Item 6   	Ownership of More than Five Percent on Behalf of Another
		Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which
		Acquired the Security Being Reported on by the Parent Holding
		Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of Members of the Group:

		N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         		Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007             	EAGLE ASSET MANAGEMENT, INC.



                                   	__________________________________
                                   	Damian Sousa
                                        Vice President
                                   	Chief Compliance Officer















Page 5 of 5 Pages